United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 26, 2007

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 Former name or former address, if changed since last report: Not applicable Web site: www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 Former name or former address, if changed since last report: Not applicable Web site: www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 26, 2007, MGE Energy, Inc. (the Company) issued a press release announcing its fourth-quarter 2006 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of business acquired:

   Not applicable.

(b) Pro forma financial information:

   Not applicable.

(c) Exhibits: The following exhibit(s) is included with this report:

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 26, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: February 26, 2007

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated February 26, 2007

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 26, 2007.

Exhibit 99.1

NEWS

MGE Energy's Earnings Rebound from 2005

Madison, Wis.—MGE Energy's (Nasdaq: MGEE) earnings for the twelve-month period ended December 31, 2006, rebounded from the low level experienced in 2005. For the three-month period ended December 31, 2006, MGE Energy reported earnings of 54 cents per share, compared to 42 cents per share in 2005. For the year ended December 31, 2006, MGE Energy reported earnings of $2.06 per share compared to $1.57 per share in 2005. Results for 2005 were adversely impacted by the natural disasters in the Gulf of Mexico. These disasters and the related damage to the energy infrastructure, resulted in abnormally high fuel and purchased power costs, and ultimately, lower 2005 earnings for both the three- and twelve-month periods.

During 2006 the per-unit cost of both fuel and purchased power significantly decreased from the high unit costs experienced in 2005. During the three and twelve months ended December 31, 2006, electric fuel costs decreased $4.1 million and $15.8 million over the same periods in 2005. Purchased power expense decreased $5.4 million for the three-month period ended December 31, 2006, and $4.5 million for the year ended December 31, 2006.

Due to a decrease in electric fuel costs beyond those anticipated in MGE's rate order effective January 1, 2006, a fuel credit was approved by the PSCW in March of 2006, and a subject to refund provision was implemented. $16.8 million of this credit was refunded to customers in 2006, and an additional $2.3 million will be returned in early 2007.

MGE Energy is a public utility holding company. Its principal subsidiary, MGE, generates and distributes electricity to nearly 135,000 customers in Dane County, Wisconsin, and purchases and distributes natural gas to more than 138,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896.

MGE Energy Inc.
(In thousands, except per-share amounts)
(Unaudited)

	2006	2005	2004
Three Months Ended December 31			
Operating revenue	$138,611	$159,595	$117,346
Operating income	$21,538	$16,094	$10,833
Net income	$11,153	$8,535	$5,114
Earnings per share (basic and diluted)	$0.54	$0.42	$0.25
Weighted average shares outstanding (basic and diluted)	20,754	20,446	20,299
Twelve Months Ended December 31			
Operating revenue	$507,546	$513,370	$424,881
Operating income	$78,994	$60,472	$61,953
Net income	$42,423	$32,091	$33,840
Earnings per share (basic and diluted)	$2.06	$1.57	$1.77
Weighted average shares outstanding (basic and diluted)	20,564	20,436	19,119

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Contact:
Steve Kraus
Manager - Media Relations
608-252-7907
E-mail: skraus@mge.com